Navios South American Logistics Inc.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

June 4, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios South American Logistics Inc.
Registration Statement on Form F-4
Filed April 10, 2013
File No. 333-187827

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-4 of Navios South American Logistics Inc., a Marshall Islands corporation (“NSAL”) and Navios Logistics Finance (US) Inc., a Delaware corporation (“NLF” and, together with NSAL, the “Company”) and the additional registrant guarantors named therein (the “Guarantors”) filed on April 10, 2013 (as amended from time to time, the “Registration Statement”), relating to the proposed exchange of up to $90,000,000 in aggregate principal amount of newly issued 9 1/4% Senior Notes due 2019, which will be registered (the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Securities Act”) of the Company for a like principal amount of the Company’s issued and outstanding unregistered 9 1/4% Senior Notes due 2019, which were issued on March 12, 2013 (the “Outstanding Notes”), pursuant to the terms of a Registration Rights Agreement, dated March 12, 2013, which the Company and the Guarantors entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes.

Please be advised that the Company and the Guarantors are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993). In addition, the Company and the Guarantors hereby represent that none of them have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company and the Guarantors will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a resale transaction. The Company and the Guarantors acknowledge that such a resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Furthermore, the Company and the Guarantors hereby represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company, the Guarantors, or an affiliate of the Company or any of the Guarantors to distribute the Exchange Notes.

The Company and the Guarantors will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company and the Guarantors will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Stuart Gelfond (212-859-8272) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.

[Signature page follows]

Very truly yours,

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Ioannis Karyotis
Name:	Ioannis Karyotis
Title:	Chief Financial Officer

cc:	Stuart Gelfond, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP